Exhibit 99.6

PRESS RELEASE

Renewable Power: TotalEnergies Will Supply 1.5 TWh to
STMicroelectronics in France Over 15 years

•	1st PPA in France for STMicroelectronics aiming at 100% renewable sourcing by 2027
•	Power comes from 2 recent wind and solar farms of 75 MW operated by TotalEnergies

Paris, Geneva – January 28, 2025 – TotalEnergies and STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronics applications, have signed a physical1 Power Purchase Agreement to supply renewable electricity to STMicroelectronics sites in France. This 15-year contract, started in January 2025, represents an overall volume of 1.5 TWh.

TotalEnergies will provide STMicroelectronics with the renewable power (including the guarantee of origin) produced by two recent wind and solar farms of 75 MW operated by TotalEnergies. This power comes with structuration services to transform intermittent production in a constant volume (“baseload”) of green electricity. It's the first time in France that such a 15-year contract, is provided. The positive impact of the wind and solar projects on the environment and on the communities was a key success factor in the signing of the deal.

"We are delighted to sign this agreement with STMicroelectronics, which demonstrates our ability to provide long-term and innovative clean firm power solutions tailored to our customers' needs," said Sophie Chevalier, Senior Vice President Flexible Power & Integration at TotalEnergies. "TotalEnergies aims to be a preferred partner to support tech industry players towards their decarbonization efforts, and this agreement showcases our commitment and capabilities.”

“This first PPA in France marks yet another important step towards ST’s goal of becoming carbon neutral in its operations (Scope 1 and 2 emissions, and partially scope 3) by 2027, including the sourcing of 100% renewable energy by 2027,” said Geoff West, EVP and Chief Procurement Officer at STMicroelectronics. “PPAs will play a major role in our transition, and we have already signed several to support ST’s operations in Italy and Malaysia. Starting in 2025, this PPA with TotalEnergies will provide a significant level of renewable energy for ST’s operations in France, which includes R&D, design, sales and marketing and large-volume chip manufacturing.”

Tailored solutions for the specific needs of our customers worldwide

The PPA with STMicroelectronics follows similar contracts signed with Saint-Gobain, Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol, and provides a further illustration of TotalEnergies’ ability to develop innovative solutions by leveraging its diverse asset portfolio to support its customers’ decarbonization efforts.

1 In the case of a “physical” Power Purchase Agreement (PPA), the renewable electricity and the associated guarantees of origin are delivered to the customer, as opposed to the “virtual” PPA, where only the guarantees of origin are delivered to the customer, and the electricity produced is sold to the grid.

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About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027. Further information can be found at www.st.com.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By the end of 2024, TotalEnergies’ gross renewable electricity generation installed capacity reached over 24 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

STMicroelectronics Contacts

Media relations:

Alexis Breton – Corporate External Communications

+33 6 59 16 79 08 alexis.breton@st.com

Investor Relations:

Jérôme Ramel – EVP Corporate Development & Integrated External Communication

+41 22 929 59 20 jerome.ramel@st.com

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).